SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

MINUTES OF THE SEVEN HUNDRED AND TENTH MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ 00001180/0001-26

In witness whereof, I do hereby certify for all the due purposes that on the thirty first day of the month of July of the year two thousand and fifteen, at 9 am at the Company’s Office located at Av. Presidente Vargas nº 409 – 13th floor, Rio de Janeiro – RJ, the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras) held a meeting chaired by the Chairman of the Board, Mr. WAGNER BITTENCOURT DE OLIVEIRA, attended by the following Board members: JOSÉ DA COSTA CARVALHO NETO, JAILSON JOSÉ MEDEIROS ALVES, PRICILLA MARIA SANTANA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO and JOÃO ANTONIO LIAN. Decisions: (i) DEL-078/2015. Approved under the terms of Notice transcribed hereunder and Administration Proposal for the call notice of the 163rd Extraordinary General Meeting to elect a member of the Board of Directors and of the Fiscal Council. RES-419, of 27 July 2015.

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

(Publicly-held Company)

CNPJ 00001180/0001-26

CALL NOTICE

163rd Extraordinary General Assembly

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) to meet at the Company’s Headquarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on 31 August 2015, at 10 am to attend the Extraordinary General Assembly to discuss the following Agenda:

1. Controlling shareholder election of a Board Member to replace Mr. Willamy Moreira Frota, as per item I of article 17 under the Company’s by-laws.

2. Election of a full member for the Fiscal Council to replace Mr. Ricardo de Paula Monteiro and his alternate, replacing Mr. Hugo Leonardo Gosmann, as per article 36 of the Company’s by-laws.

According to the terms and conditions of Paragraph 1 of article 126 under Federal Law 6.404/1976, as amended (Corporations Act) and decision made by the I. CVM Collegiate under proceedings CVM RJ2014/3578, on 4 November 2014, the shareholder may be represented at the General Assembly: (i) if an individual, by proxy appointed for under a 1 (one) year period (shareholder, a Company administrator or attorney duly registered with the Brazilian Bar Association); (ii) if a corporation, by its legal representatives or proxy appointed according to the Act of Incorporation and as per the rules under the Brazilian Civil Code; (iii) if an investment fund, by the administrator and/or manager, or yet, by proxy appointed under the terms of the Act of Incorporation and in accordance with the rules of the Brazilian Civil Code.

Shareholder or his/her legal representative, in order to ensure attendance at the Assembly (art. 5, main section of CVM Instruction 481, of 17 December 2009), shall provide the following documents:

• Official photo ID

• Notarized photocopy of the updated articles of incorporation (by-laws or charter), if a corporation

• Original or notarized photocopy of proxy document granted by a shareholder

and

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

• Original copy of the shareholder position document provided by depositary institution or custodian, identifying the shareholder’s status.

Under the terms and conditions set forth under article 43 of the Company’s By-Laws, documents giving proof of the shareholder’s status must be handed in 72 (seventy two) hours prior to the Extraordinary General Assembly called hereunder, at the Department of Investor Relations  (DFR), Market Service Division (DFRM), at Avenida Presidente Vargas, nº. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm and 2 pm to 5 pm. However, all shareholders that present the required documentation will be allowed to attend the Extraordinary General Assembly.

Provision under article 141 of the Corporations Act is not applicable, given that the election of members to sit on the Company’s Board of Directors on the agenda, the object of which is to replace members to fulfil the openings appointed by the controlling shareholder as set forth under the Company’s By-Laws.

All documentation related to the subject-matter of the da Corporations Act and CVM Instruction 481, of 17 December 2009, as amended (CVM Instruction 481) is available to shareholders at the Investor Relations Department (DFR), Market Service Division (DFRM), at Av. Presidente Vargas, n° 409 – 9th floor, in the city of Rio de Janeiro, RJ and the Company’s page (http://www.eletrobras.com.br/ri), of the  Securities and Exchange Commission of Brazil (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro, 31 July 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

(ii) unanimously elected Member of the Board of Directors of Eletrobras, as set forth under article 28 of the Company’s By-Laws, at the last decision made during the Shareholder’s General Assembly, Mr. Luiz Eduardo Barata Ferreira, Brazilian, married, Electrical Engineer, resident and domiciled at Rua Uruguai, 556 – Apt 801, Tijuca – RJ, holder of ID 02.896.094-6 issued by DETRAN-RJ and CPF 246.431.577-04, who committed to faithfully and duly perform his duties, took office as set forth under article 28 of the Company’s By-Laws and article 150 of Law 6.404, of 15 December 1976, to serve the rest of the term replacing Mr. Willamy Moreira Frota, starting on 1 August 2015 and ending on the date when the Ordinary General Assembly will be held in 2016. There being no further business, the Chairman of the Board closed the session, determining the transcription of this Certificate of Deliberation that after read and approved has been signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Secretary to the Board of Directors. Other deliberations made during this meeting have been omitted from this certificate in that they pertain only to merely internal Company matters, legitimate caveat, prospected by the obligation of confidentiality by Management, as per the “main section” of Article 155 under Law 6.404 (Corporations Act), thus falling outside the scope of the norm under Paragraph 1 of article 142 of the aforementioned Law.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	3

(iii) Establishment of the Investigation Management Independent Commission, on this day, hiring 2 (two) bona-fide experts to make up the aforementioned Commission as independent members in relation to the Company’s management and controlling shareholders, i.e. Dr. Ellen Gracie Northfleet and Dr. Durval José Soledade Santos. The aforementioned commission shall draft its by-laws; be responsible for supervising the investigation process; continuously/frequently analyze all information forwarded by the hired office; verify if the assessors’ independence and unbiased actions are ensured and propose remediation measures as necessary, including in relation to the available operating resources; verify if the hired office and the independent auditors are cooperating with each other and propose measures to this end in order to put in place auditor ‘shadow’ procedures; interact in a frequent/continuous basis with the independent auditors in order to ensure that work and evidence are being conducted and produced, respectively, in an adequate manner that will meet the needs adequately; verify if the scope of the investigation is continuously befitting and adequate to facts and circumstances, including any amendments, if necessary; verify if there is communication in place with authorities about findings; draft monthly reports about the investigation within the scope of obligations, which shall specify all performed investigations by the Commission within the corresponding period (not involving investigative content) assessing all aspects of the project’s independent performance and taking into account the drafting of a final report covering the full investigation performed by the hired office, including the reporting of the findings of the investigation.

Rio de Janeiro, 31 July 2015.

MARIA SILVIA SAMPAIO SANT’ANNA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.